666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

November 5, 2020

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: David Gessert, Office of Life Sciences

Re: Neurotrope Bioscience, Inc.

Registration Statement on Form S-1

Filed October 9, 2020

File No. 333-249434 (the “Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Neurotrope Bioscience, Inc. (the “Company”) in response to a verbal comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received telephonically, with respect to the Company’s Registration Statement on Form S-1, filed on October 9, 2020 and amended on October 30, 2020 (as amended, the “Registration Statement”). In conjunction with this letter, the Company is submitting Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) to the Commission.

For reference purposes, the verbal comment has been reproduced herein with a response below such comment. For your convenience, we have italicized the reproduced verbal comment. The response provided herein is based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the applicable disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

Risk Factors, page 39 and Description of our Capital Stock, page 124

1.	Please harmonize the disclosure in the Risk Factors and in the Description of Capital Stock sections with the new exclusive forum provision in Section 12 of the form of Amended and Restated Certificate of Incorporation.

Response: The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 39 and 124 as requested.

*      *      *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ November 5, 2020 Page 2

Please do not hesitate to contact me or Kenneth R. Koch of this firm at (212) 935-3000 with any comments or questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz, Esq.

cc:	Securities and Exchange Commission

Eric Envall

Franklin Wyman

Brian Cascio

David Gessert

Neurotrope Bioscience, Inc.

Robert Weinstein

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.